UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          UNION ACCEPTANCE CORPORATION
                                (Name of Issuer)

                         Common Stock, without Par Value
                         (Title of Class of Securities)

                                   904832 10 2
                                 (CUSIP Number)




                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

              [ ]     Rule 13d-1(b)
              [ ]     Rule 13d-1(c)
              [X]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------------------              ---------------------------------
CUSIP No. 904832 10 2                                  Page 2 of 5 Pages
---------------------------------              ---------------------------------

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1   NAME OF REPORTING PERSON                             Richard D. Waterfield
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                         (b) [ ]

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
                 5       SOLE VOTING POWER          10,244,507

                 ---------------------------------------------------------------
  NUMBER OF      6       SHARED VOTING POWER         153,200*
    SHARES
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      7       SOLE DISPOSITIVE POWER     10,244,507
     EACH
  REPORTING      ---------------------------------------------------------------
    PERSON       8       SHARED DISPOSITIVE POWER  153,200*
     WITH
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                10,244,507

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [X]


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                33.1%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
                IN
--------------------------------------------------------------------------------

     * Includes 2,567, 2,567 and 148,066 shares of common stock controlled by Frances W. (LeMay) Swanson, Elizabeth W. Chapman and Richard D. Waterfield, respectively, which are held of record and beneficially by Waterfield Foundation, Inc., of which Mr. Waterfield is an officer and director. Mr. Waterfield disclaims beneficial ownership of such shares.

ITEM 1(a)      NAME OF ISSUER:

                                 Union Acceptance Corporation

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                                 250 North Shadeland Avenue
                                 Indianapolis, Indiana 46219


ITEM 2(a)      NAME OF PERSON FILING:

                                 Richard D. Waterfield

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                                 7500 W. Jefferson Blvd.
                                 Fort Wayne, Indiana 46804

ITEM 2(c)      CITIZENSHIP:

                                 United States of America

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

                                 Common Stock, without par value

ITEM 2(e)      CUSIP NUMBER:

                                 904832 10 2

ITEM 3.        STATEMENTS FILED PURSUANT TO ss.240.13d-1(b) OR ss.240.13d-2(b)
               OR (c).

                                 Not Applicable

ITEM 4.        OWNERSHIP.

   (a) and (b) Richard D. Waterfield beneficially owns 10,244,507 shares, or 33.1%, of the outstanding shares of Common Stock of Union Acceptance Corporation.


   (c)         Sole Voting Power:                          10,244,507
               Shared Voting Power:                           153,200*
               Sole Dispositive Power:                     10,244,507
               Shared Dispositive Power:                      153,200*

* Includes 2,567, 2,567 and 148,066 shares of Common Stock controlled by Frances W. (LeMay) Swanson, Elizabeth W. Chapman and Richard D. Waterfield, respectively, which are held beneficially and of record by Waterfield Foundation, Inc., of which Mr. Waterfield is an officer and director. Mr. Waterfield disclaims beneficial ownership of such shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

               The securities reported herein include 9,931,208 shares of Common Stock beneficially owned by Mr. Waterfield and held of record by a voting trust created under agreement dated as of June 10, 1994, as amended (the "Voting Trust"). The shares held of record by the Voting Trust include 1,633,821 shares of Common Stock owned beneficially by a limited liability company of which Mr. Waterfield is a member, 4,876,364 shares held by Mr. Waterfield as Trustee of various family trusts, and 3,421,023 shares of Common Stock held by Mr. Waterfield as trustee of the Voting Trust and owned beneficially by Elizabeth W. Chapman, Frances W. (LeMay) Swanson, Rhinehart Family Partnership, L.P., Jerry D. Von Deylen, Donald A. Sherman, and certain family members of Mr. Waterfield and the foregoing persons. The term of the Voting Trust expires in August 2005.

               The reported securities also include 125,000 shares held directly by Mr. Waterfield as trustee of a family estate planning trust and 7,800 shares held by the limited liability company mentioned above.

ITEM 7.        IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

               Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable

ITEM 10.       CERTIFICATIONS

               Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Date: February 11, 2002


                                               /s/ Richard D. Waterfield
                                               ---------------------------------
                                               Richard D. Waterfield










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